For Immediate Release: June 29, 2026 VERSABANK DONATES $60,000 TO THE SALVATION ARMY’S HARVEST HOPE CAMPAIGN LONDON, ON/CNW/ – VersaBank (TSX: VBNK) (Nasdaq: VBNK) today announced it made a $60,000 donation to The Salvation Army’s Harvest Hope Campaign and presented a cheque to The Salvation Army executives in front of approximately 700 people at VersaBank’s Summer Celebration event in London, Ontario on Saturday, June 27, 2026. “This economy is proving difficult for many people and I’ve always felt that it’s important to help people out in a time of need,” said David Taylor, Founder and President, VersaBank. “We have worked closely with The Salvation Army, which plays a very important role in the community. We know they are seeing a significant need for community meals and food provisions for families and children. We wanted to help out. The Salvation Army really can make a difference in people’s lives.” The Salvation Army’s Harvest Hope campaign is a philanthropic food security initiative aimed at raising much-needed funds for food programming across the country. It is currently in its third year. “VersaBank’s gift will provide food support to individuals and families, from groceries and food hampers to community vegetable gardens and shelters,” said Captain Gina Haggett, Divisional Director for Public Relations, Ontario Division, The Salvation Army. “Your gift will be a great comfort to people who are trying to make ends meet and will help them put food on the table. Your gift provides Joy, dignity and hope for many individuals who may have felt alone in their struggles.” The cheque presentation was made at VersaBank’s Summer Celebration, a fun event that attracts more than 600 people for the past several years. The event is open to VersaBank staff, partners, service providers, charities and investors. “We encourage other businesses to give back to their communities and support organizations, such as The Salvation Army, who are performing important services. That corporate support provides critical funding for these organizations and can also create opportunities for employees to have an impact at local and national levels,” added Taylor. ABOUT THE SALVATION ARMY The Salvation Army is an international Christian organization that began its work in Canada in 1882 and has grown to become one of the largest direct providers of social services in the country.

The Salvation Army gives hope and support to vulnerable people in 400 communities across Canada and in more than 130 countries around the world. Its community and social service activities include: hunger relief for individuals and families through food banks and feeding programs; shelter for people experiencing homelessness and support for those needing housing; rehabilitation for those struggling with substance-use recovery; long-term care and palliative care; Christmas assistance, such as food hampers and toys; after-school programs, camps and school nutrition programs for children and youth; and life-skills classes, such as budgeting, cooking for a family, and anger management. When you give to The Salvation Army, you are investing in the future of marginalized and overlooked people in your community. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized Deposits™. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. For further information, please contact: LodeRock Advisors Lawrence Chamberlain (416) 540 -7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X